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Exhibit 12.01

CITICORP

CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

						Three Months Ended March 31,
	Year Ended December 31,
In millions of dollars, except for ratios
	2004	2003	2002	2001	2000(1)	2005	2004
EXCLUDING INTEREST ON DEPOSITS:
Fixed charges
Interest expense (other than interest on deposits)	$6,744	$5,323	$6,282	$8,316	$8,722	$2,064	$1,434
Interest factor in rent expense	380	363	322	303	283	100	92

Total fixed charges	$7,124	$5,686	$6,604	$8,619	$9,005	$2,164	$1,526

Income
Income before taxes, minority interest and cumulative effect of accounting changes	$24,405	$19,646	$16,166	$15,221	$12,876	$6,300	$5,836
Fixed charges (excluding preferred stock dividends)	7,124	5,686	6,604	8,619	9,005	2,164	1,526

Total income	$31,529	$25,332	$22,770	$23,840	$21,881	$8,464	$7,362

Ratio of income to fixed charges excluding interest on deposits	4.43	4.46	3.45	2.77	2.43	3.91	4.82

INCLUDING INTEREST ON DEPOSITS:
Fixed charges
Interest expense	$15,856	$12,474	$15,079	$20,181	$22,045	$5,032	$3,309
Interest factor in rent expense	380	363	322	303	283	100	92

Total fixed charges	$16,236	$12,837	$15,401	$20,484	$22,328	$5,132	$3,401

Income
Income before taxes, minority interest and cumulative effect of accounting changes	$24,405	$19,646	$16,166	$15,221	$12,876	$6,300	$5,836
Fixed charges (excluding preferred stock dividends)	16,236	12,837	15,401	20,484	22,328	5,132	3,401

Total income	$40,641	$32,483	$31,567	$35,705	$35,204	$11,432	$9,237

Ratio of income to fixed charges including interest on deposits	2.50	2.53	2.05	1.74	1.58	2.23	2.72

(1)
On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) in a transaction accounted for as a pooling of interests. Subsequent to the acquisition, Associates was contributed to and became a wholly owned subsidiary of Citicorp and Citicorp issued a full and unconditional guarantee of the outstanding long-term debt securities and commercial paper of Associates.

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CITICORP CALCULATION OF RATIO OF INCOME TO FIXED CHARGES